Exhibit 99.1

Sapiens Partners with SAP to Enhance its Solutions with an
Advanced Business Intelligence and Analytics

Sapiens to empower customers with user-friendly and powerful BI and analytics for faster, more informed decision-making

Holon, Israel – October 7, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it has entered into an original equipment manufacturer (OEM) agreement with SAP, a market leader in enterprise application software, to enhance Sapiens’ business intelligence (BI) and analytics offerings by incorporating SAP’s BI tools across Sapiens’ core insurance solutions suite.

Sapiens will leverage BusinessObjects, SAP’s set of powerful and proven BI tools, to help its customers take advantage of data-driven decision-making and operations. The Sapiens BI and analytics offering will include: reporting, dashboards, self-service BI, mobile business intelligence and powerful data discovery capabilities, with predictive analytics and Big Data enhancements included in the product roadmap. The skillsets and knowledge base of the team from IBEXI, a recent Sapiens company acquisition, will be instrumental in the development and delivery of the Sapiens BI and Analytics module.

“After an extensive search process Sapiens chose SAP due to its outstanding industry reputation, broad set of analytical tools, strong BI offering and promising roadmap,” said Alex Zukerman, Sapiens’ vice president of product marketing and strategy. “We will use the SAP BusinessObjects BI tools as the analytical foundation of our insurance solutions. With better insight into reliable and real-time business data, our clients will be able to make more informed and accurate decisions, translating to lower costs, greater market share and an improved customer experience.”

“We are pleased that Sapiens chose our analytics and Big Data solutions to successfully continue to develop their products,” said Rami Menahem, Head of OEM & SME Sales at SAP Israel. “We are also proud that Sapiens chose SAP following a long thorough examination process. The OEM model enables software companies to empower their solutions by integrating SAP’s solutions and advanced technologies. OEM is a fast growing business that generates a “win win” situation for all involved.”

About SAP

SAP is at the center of today’s technology revolution. The market leader in enterprise application software, SAP helps organizations fight the damaging effects of complexity, generate new opportunities for innovation and growth, and stay ahead of the competition. Visit our corporate site to explore news, information for investors and analysts, career resources, SAP’s history, and more: http://www.sap.com/corporate-en/about.html

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com